555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
July 10, 2023	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
VIA EDGAR	Houston	Singapore
	London	Tel Aviv
Office of Technology	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kathryn Jacobson and Robert Littlepage

____________________

Re:	T-Mobile US, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 14, 2023

Form 10-Q for the Quarter Ended March 31, 2023

Filed April 27, 2023

File No. 001-33409

Dear Ms. Jacobson and Mr. Littlepage:

On behalf of our client, T-Mobile US, Inc. (the “Company”), this letter confirms my telephone conversation with Ms. Jacobson on July 10, 2023 regarding the Company’s request for an extension of time to respond to the comment letter dated June 8, 2023 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about July 14, 2023.

Please contact me at (202) 637-1073 if you have any questions regarding this matter.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson of LATHAM & WATKINS LLP

July 10, 2023

Cc:	Peter Osvaldik, Executive Vice President & Chief Financial Officer

Mark Nelson, Executive Vice President & General Counsel

Broady Hodder, Corporate Secretary & Senior Vice President, Legal Affairs